Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,
	2006	2005	2004	2003	2002	2001
Fixed charges, as defined:
Interest on long-term debt	$141	$151	$176	$201	$209	$220
Interest on short-term debt and other interest	18	22	7	3	3	4
Amortization of debt discount, expense and premium - net	8	9	7	8	7	6
Estimated interest component of operating rentals	8	8	8	7	7	8
Preferred security distributions of subsidiaries on a pre-tax basis					13	23

Total fixed charges	$175	$190	$198	$219	$239	$261
Earnings, as defined:
Net income (a)	$181	$147	$76	$28	$55	$140

Add:
Income taxes	88	69	8	18	18	65
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	174	190	197	219	225	238

Total earnings	$443	$406	$281	$265	$298	$443

Ratio of earnings to fixed charges	2.5	2.1	1.4	1.2	1.2	1.7

Preferred stock dividend requirements on a pre-tax basis	$10	$4	$4	$5	$7	$7
Fixed charges, as above	175	190	198	219	239	261
Total fixed charges and preferred stock dividends	$185	$194	$202	$224	$246	$268
Ratio of earnings to combined fixed charges and preferred stock dividends	2.4	2.1	1.4	1.2	1.2	1.7

(a)	Net income excludes the cumulative effect of a change in accounting principle.